

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 27, 2016

<u>Via E-mail</u>
Garo Kholamian
President, GK Development, Inc.
GK Investment Holdings, LLC
257 East Main Street, Suite 200
Barrington, IL 60010

> **Re: GK Investment Holdings, LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed May 5, 2016**
> **File No. 024-10510**

Dear Mr. Kholamian:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2016 letter.

General

1.   We note that on November 12, 2015, you acquired Lake Mead Crossing. Please provide the operating data required by Item 15 of Form S-11 for the real estate properties that you own. In addition, please provide the data required by Item 14(d) and (e) of Form S-11.

2.   We note your response to comment 2 and related disclosure indicating that the value of the Ridgmar and Lakeview Equity was "determined by an independent, third party appraisal." Please revise to file the third party consent as contemplated by Item 17, paragraph 11 of Form 1-A or advise.

Garo Kholamian
GK Investment Holdings, LLC
May 27, 2016

Offering Circular Cover Page

3.   We note your response to prior comment three and your revision to your filing. Please further revise your filing to indicate that the promotional fee will be $1,000,000 if the maximum offering amount is sold.

4.   We note that you intend to apply for quotation of the Bonds on the OTCQX Marketplace. It is unclear if the company is currently structured in a manner that would enable quotation on the OTCQX. Please advise if the company is currently structured in a manner that would permit quotation on the OTCQX. In the alternative, please tell us why you believe it is appropriate to reference your intent to apply for quotation on this market.

Risk Factors, page 8

5.   Please tell us what consideration you gave to including a risk factor to discuss risks related to the no minimum nature of the offering. For example, we note that you may have a limited number of purchasers, which could impact liquidity. Further, since you will first apply proceeds to repayment of indebtedness, you may not have additional funds for investment.

Use of Proceeds, page 22

6.   We note your disclosure on page 36 that you plan to use the proceeds from this offering to repay the mezzanine and interim loans. Please revise your use of proceeds section to include this information. Further, please revise your use of proceeds section to disclose any additional fees that would be paid to repay the mezzanine and interim loans. Your disclosure should include your relationship with the recipient of these fees. Please also describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. See Instructions 2 and 3 to Item 6 of Form 1-A.

Plan of Distribution, page 23

7.   We note on page 28 that investors will not be considered the owners or holders under the Indenture and as such they can only exercise the rights of a bondholder indirectly through DTC and its participants or Direct Transfer, as applicable. Please revise to clarify the process an investor must use to make such a request through DTC or Direct Transfer to the indenture trustee. Please also clarify whether and how the trustee will provide information to bondholders, for example, in an event of default. Last, please tell us what consideration you gave to including a risk factor addressing the fact that the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any bondholder unless the bondholder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

8.   We note the language on page 27 indicating that the company takes "no responsibility for an accurate portrayal of this information," referencing information about DTC. Please remove this qualification.

Investment Policies of Our Company

Leverage of Properties, page 35

9.   We note your disclosure of the value of Lake Mead Crossing. Please tell us and revise your filing to disclose your basis for determining the value.

Experts, page 61

10.   Please revise to reference the audit report of the Statement of Revenues and Certain Direct Operating Expenses of the Lake Mead Crossing Property.

Index to Financial Statements

11.   We note you acquired Lake Mead Crossing during 2015. Please tell us how you determined the acquired business is not a predecessor.

Notes to Consolidated Financial Statements

Note 8 – Notes Payable, page F-16

12.   For the loan agreements under the headings 2. GK Secured Income IV, LLC and 5. GK Secured Income IV, LLC, please revise your filing to disclose the amount of the prepayment penalty.

Note 11 – Business Combinations, page F-20

13.   We note that you recorded a gain on the acquisition of Lake Mead Crossing. Please provide us with your comprehensive analysis of how you identified all of the assets acquired and all of the liabilities assumed and determined that their fair values were appropriate to support the recognition of the gain. Please refer to the guidance in ASC 805-30-25-4 and ASC 820-10-35-24 through 820-10-35-25.

14.   Notwithstanding the above, please also provide us with and revise your filing to include a description of the reasons why the transaction resulted in a gain. Please refer to the guidance in ASC 805-30-50-1f.

Prior Performance Table III, page A-9

15.   We note your response to prior comment 8. We note that disclosure on A-9 does not show any cash distributions from sales, refinancing and operations. Please explain

Garo Kholamian
GK Investment Holdings, LLC
May 27, 2016

     whether GK Preferred Income II paid cash distributions from investment income or other sources. Please tell us what the line item "other" under cash distributions to investors represents.

     You may contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3215 if you have any questions.

                         Sincerely,

                         /s/ Kim McManus

                         Kim McManus
                         Senior Attorney
                         Office of Real Estate and
                         Commodities

cc: Trevor Wind
        Kaplan Voekler Cunningham & Frank PLC